UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Resignation of Members of the Board of Directors

On April 7, 2025, Mr. Gastón Paladini and Mr. Esteban Corley informed Moolec Science SA (the “Company”) of their resignations as Members of the Board of Directors, effective as of April 22, 2025, immediately following the conclusion of the Extraordinary General Meeting (EGM), or by 11:59 p.m. Luxembourg time on that same day, whichever occurs first. In addition, Mr. Paladini will also resign as Chairman of the Board and Chief Executive Officer (CEO) of the Company, effective as of the same date.

The scheduled EGM will consider the potential appointment of two new members for the Company’s Board. The Board of Directors will announce in due time the Company’s new Chief Executive Officer before April 22, 2025. All Board members remain fully committed to the Company’s operations and strategic objectives, and will continue working diligently and with dedication to deliver value to its stakeholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: April 9, 2025	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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